This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Preliminary Pricing Supplement - Subject to Completion	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated December 30, 2022	Registration Statement Nos. 333-268718
and Series A Prospectus Supplement dated December 30, 2022)	and 333-268718-01

March 6, 2024

BofA Finance LLC

$_____________

Callable Fixed to Floating Rate Notes Linked to Compounded SOFR, due March 21, 2039

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a consolidated finance subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”). The notes are fully and unconditionally guaranteed by the Guarantor.
•	The CUSIP number for the notes is 09709T7K1.
•	The notes are expected to price on March 19, 2024.
•	The notes will mature on March 21, 2039. At maturity, you will receive a cash payment equal to 100% of the principal amount of your notes, plus any accrued and unpaid interest.
•	Interest will be paid quarterly on the 21st of each March, June, September and December, beginning on June 21, 2024, and with the final interest payment occurring on the maturity date.
•	From, and including, the issue date to, but excluding, March 21, 2026 (the “Fixed Rate Period”), the notes will bear interest at the fixed rate of 8.00% per annum.
•	From, and including, March 21, 2026, to, but excluding, the maturity date (the “Floating Rate Period”), the notes will bear interest at a floating rate per annum equal to (7.25% minus Compounded SOFR) times 1.5, payable quarterly in arrears. The floating interest rate will not be less than 0.00% per annum. During the Floating Rate Period the interest payable on the notes will benefit from decreases in Compounded SOFR and will be adversely affected by increases in Compounded SOFR.
•	We may redeem all of the notes on any quarterly interest payment date occurring on or after March 21, 2026 (other than the maturity date) (the “Call Dates”). If redeemed early, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest to but excluding the Call Date.
•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.
•	The notes will not be listed on any securities exchange.
•	The initial estimated value of the notes will be less than the public offering price. The initial estimated value of the notes as of March 19, 2024 (“the pricing date”) is expected to be between $900 and $960 per $1,000 in principal amount of notes. See “Summary of Terms” on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-6 of this pricing supplement and “Structuring the Notes” on page PS-17 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price(1)	100.00%	$
Underwriting Discount(1)(2)	4.00%*	$
Proceeds (before expenses) to BofA Finance	96.00%	$

(1) Certain dealers who purchase the notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts and/or for an eligible institutional investor may be as low as $960.00 (96.00%) per $1,000 in principal amount of the notes. See “Supplemental Plan of Distribution—Conflicts of Interest” in this pricing supplement.

(2) We or one of our affiliates may pay varying selling concessions of up to 4.00% in connection with the distribution of the notes to other registered broker dealers.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency. Potential purchasers of the notes should consider the information discussed in “Risk Factors” beginning on page PS-9 of this pricing supplement, page S-6 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about March 21, 2024 against payment in immediately available funds.

Prospectus Supplement and Prospectus dated December 30, 2022

BofA Securities

EXPLANATORY NOTES

Capitalized or other defined terms used, but not defined, in this pricing supplement have the respective meanings as are given to them in the accompanying prospectus supplement or the accompanying prospectus, as applicable. Capitalized or other defined terms used and defined in this pricing supplement are sometimes defined after their first use without a reference such as “as defined in this pricing supplement.” Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above referenced prospectus and prospectus supplement may be accessed at the link set forth at the bottom of the cover page of this pricing supplement.

SUMMARY OF TERMS

The Callable Fixed to Floating Rate Notes Linked to Compounded SOFR, due March 21, 2039 (the “notes”) are senior debt securities issued by BofA Finance, and the payment obligations of BofA Finance under the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not guaranteed or insured by the FDIC or secured by collateral. The notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

You should read carefully this entire pricing supplement, and the applicable information in, and incorporated by reference into, the accompanying prospectus supplement and prospectus, as applicable, to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. Information in this pricing supplement that is inconsistent with information in the accompanying prospectus supplement or prospectus will supersede such information in those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this pricing supplement and the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement or the accompanying prospectus supplement or prospectus, as applicable.

• Title of the Series:	Callable Fixed to Floating Rate Notes Linked to Compounded SOFR, due March 21, 2039
• Issuer:	BofA Finance LLC (“BofA Finance”)
• Guarantor:	Bank of America Corporation (“BAC” or the “Guarantor”)
• Issue Price:	100%
• Aggregate Principal Amount Initially Being Issued:	$_____________
• Pricing Date:	March 19, 2024
• Issue Date:	March 21, 2024
• Maturity Date:	March 21, 2039 (if not previously called by the Issuer)
• Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
• Ranking:	Senior, unsecured

• Day Count Convention:	During the Fixed Rate Period, 30/360. During the Floating Rate Period, ACT/360
• Interest Periods:	Each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date).
• Observation Periods:	With respect to each Interest Period during the Floating Rate Period, the period from, and including, the date two U.S. government securities business days preceding the first date in such Interest Period to, but excluding, the date two U.S. government securities business days preceding the Interest Payment Date for such Interest Period.
• Interest Payment Dates:	Quarterly on the 21st of each March, June, September and December, beginning on June 21, 2024, and with the final interest payment date occurring on the maturity date.
• Interest Determinations:	During the Floating Rate Period, the calculation agent will determine compounded SOFR, the interest rate and accrued interest for each Interest Period in arrears as soon as reasonably practicable on or after the last day of the applicable Observation Period, and in any event on or prior to the business day immediately preceding the relevant Interest Payment Date.
• Interest Rates:

Fixed Rate Period. From, and including, the issue date to, but excluding, March 21, 2026, the notes will bear interest at the fixed rate of 8.00% per annum payable quarterly in arrears for each quarterly interest period.

Floating Rate Period. From, and including, March 21, 2026 to, but excluding, the maturity date, the notes will bear interest at a floating rate per annum equal to (7.25% minus the Base Rate) times the Multiplier, payable quarterly in arrears. The rate of interest payable on the notes during the Floating Rate Period will not be less than 0.00% per annum. The interest rate payable on the notes during these quarterly interest periods may be less than the interest that is payable on a conventional debt security. During the Floating Rate Period the notes will be “compounded SOFR notes” as defined in the accompanying prospectus supplement.

• Base Rate:	Compounded SOFR, which is a compounded average of daily SOFR (the Secured Overnight Financing Rate) as determined for each quarterly Interest Period during the Floating Rate Period in accordance with the Observation Period Convention as set forth under “Description of the Notes—Floating-Rate Notes—Compounded SOFR Notes—Observation Period Convention, SOFR Index Convention, and Rate Cut-off Convention—Observation Period Convention” in the accompanying prospectus supplement.
• Compounded SOFR Convention:	Observation Period Convention. See “Description of the Notes—Floating-Rate Notes—Compounded SOFR Notes—Observation Period Convention, SOFR Index Convention, and Rate Cut-off Convention—Observation Period Convention” in the accompanying prospectus supplement.

• Multiplier:	1.5
• Payment at Maturity:	If not earlier redeemed, the payment at maturity will equal the principal amount of the notes, plus any accrued but unpaid interest.
• Calculation Agent:	Merrill Lynch Capital Services, Inc.
• Business Day Convention:	Following business day convention (unadjusted).
• Business Days:	New York/Charlotte
• Early Redemption at Our Option:	On any Call Date, we have the right to redeem all, but not less than all, of the notes at the Early Redemption Payment. No further amounts will be payable following an early redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.
• Early Redemption Payment:	The sum of the principal amount plus any accrued and unpaid interest to but excluding the Call Date.
• Call Dates:	The quarterly interest payment dates beginning on March 21, 2026 and ending on December 21, 2038.
• Repayment at Option of Holder:	None
• Record Dates for Interest Payments:	For book-entry only notes, one business day prior to the applicable Interest Payment Date. If the notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding the applicable Interest Payment Date as originally scheduled to occur.
• Listing:	None
• Initial Estimated Value:

Payments on the notes depend on the credit risk of BofA Finance, as issuer, and BAC, as guarantor, and on the performance of the Base Rate. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate BAC would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this pricing supplement, we have provided the initial estimated value range for the notes as of the date of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-6 and “Structuring the Notes” on page PS-17.

.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-6 of the accompanying prospectus supplement and page 7 of the accompanying prospectus.

Structure-related Risks

After the first two years, the notes will pay interest at a floating rate that may be as low as 0.00% per annum on one or more interest payment dates. The rate at which the notes will bear interest during each quarterly interest period after the first two years will depend on the Base Rate (specifically, the difference between 7.25% and the Base Rate times the Multiplier). As a result, the interest payable on the notes will vary with fluctuations in the Base Rate, subject to the minimum interest rate of 0.00% per annum. It is impossible to predict whether the Base Rate will rise or fall, or the amount of interest payable on the notes. After the first two years, you may receive minimal or no interest for extended periods of time or even throughout the remaining term of the notes. The interest rate that will apply at any time on the notes after the first two years of their term may be more or less than other prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

After the first two years, the interest rate on the notes is linked inversely to the Base Rate. After the first two years, the notes will pay interest that is linked inversely to the Base Rate. During the Floating Rate Period, the interest rate will benefit from decreases in the Base Rate and will be adversely affected by increases in the Base Rate. An increase in the Base Rate will result in a reduction of the applicable interest rate used to calculate the interest for any interest period during the Floating Rate Period. In addition, because the notes provide inverse exposure to the Base Rate, if an increase in interest rates causes the Base Rate to increase during an interest period during the Floating Rate Period, the market value of the notes will fall faster than the market value of a fixed rate note.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. The return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors that affect the time value of money.

The notes are subject to early redemption at our option. On each Call Date, at our option, we may redeem your notes in whole, but not in part. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the market value of your notes. It is our sole option whether to redeem your notes prior to maturity on any Call Date and we may or may not exercise this option for any reason. If your notes are redeemed early, you will not have the right to receive any future interest payments that you may otherwise have received. Further, if your notes are redeemed early, you may not be able to reinvest the early redemption payment at a comparable return for a similar level of risk.

All payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. All payments on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of all payments of interest and principal on the notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the notes on the applicable payment date, regardless of the Base Rate. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes or on the maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations, including our obligations under the notes. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes generally depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the Base Rate during the term of the notes, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, have no independent assets, operations or revenues. We are a finance subsidiary of BAC, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the notes in the ordinary course. However, we will have no assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders in respect of such claims will be limited to those available under the Guarantor’s guarantee of such notes, and any obligations under that guarantee will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Guarantor, except obligations that are subject to any priorities or preferences by law, and senior in right of payment to the Guarantor’s subordinated obligations. Holders of the notes will have recourse only to a single claim against the Guarantor and its assets under the Guarantor’s guarantee of the notes, and holders of the notes should accordingly assume that in any bankruptcy, resolution or similar proceeding, they would not have priority over, and should be treated equally with, the claims of all other unsecured and unsubordinated obligations of the Guarantor, including claims of holders of unsecured senior debt securities issued by the Guarantor.

The Guarantor’s ability to make payments under its guarantee of the notes will depend upon its receipt of funds from its subsidiaries, and applicable laws and regulations, and actions taken under the Guarantor’s resolution plan, could restrict the ability of its subsidiaries to transfer such funds. The Guarantor is a holding company and conducts substantially all of its operations through its subsidiaries. The Guarantor’s ability to make payments under its guarantee of our payment obligations on the notes depends upon the Guarantor’s receipt from its subsidiaries of dividends and other distributions, loans, advances and other payments. Any inability of these subsidiaries to pay dividends or make payments to the Guarantor may adversely affect the Guarantor’s cash flow and financial condition. Many of these subsidiaries, including bank and broker-dealer subsidiaries, are subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the Guarantor or to its other subsidiaries. In addition, the Guarantor’s bank and broker-dealer subsidiaries are subject to restrictions on their ability to lend or transact with affiliates and to minimum regulatory capital and liquidity requirements. Lower earnings in these subsidiaries can reduce the amount of funds available to the Guarantor. Adverse business and economic conditions, including changes in interest and currency exchange rates, illiquidity or volatility in areas where the Guarantor has concentrated credit risk, and a failure in or breach of its operational or security systems or infrastructure, could affect its businesses and results of operations. Intercompany arrangements the Guarantor has entered into in connection with its resolution planning could restrict the amount of funding available to it from its subsidiaries under certain adverse conditions, as described below under “—A resolution under the Guarantor’s preferred single point of entry resolution strategy could materially adversely affect its liquidity and financial condition and its ability to make payments under its guarantee of our payment obligations on the notes.” These restrictions could prevent the Guarantor’s subsidiaries from paying dividends or making other distributions to the Guarantor or otherwise providing funds to the Guarantor that the Guarantor needs in order to make payments under its guarantee of our payment obligations on the notes. Also, the Guarantor’s right to participate in any distribution of assets of any of its subsidiaries upon such subsidiary’s liquidation or otherwise will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of the Guarantor’s claims as a creditor of such subsidiary may be recognized.

A resolution under the Guarantor’s preferred single point of entry resolution strategy could materially adversely affect its liquidity and financial condition and its ability to make payments under its guarantee of our payment obligations on the notes. The Guarantor is required periodically to submit a plan to its primary regulatory authorities describing its resolution strategy under the U.S. Bankruptcy Code in the event of material financial distress or failure. In the Guarantor’s current plan, its preferred resolution strategy is a single point of entry strategy. This strategy provides that only the Guarantor (the parent holding company) files for resolution under the U.S. Bankruptcy Code and contemplates providing certain key operating subsidiaries with sufficient capital and liquidity to operate through severe stress and to enable such subsidiaries to continue operating or be wound down in a solvent manner following a Guarantor bankruptcy. The Guarantor has entered into intercompany arrangements governing the contribution of capital and liquidity with these key subsidiaries. As part of these arrangements, the Guarantor has transferred most of its assets (and has agreed to transfer additional assets) to a wholly-owned holding company subsidiary in exchange for a subordinated note. Certain of the Guarantor’s remaining assets secure its ongoing obligations under these intercompany arrangements. The wholly-owned holding company subsidiary also has provided a committed line of credit that, in addition to the Guarantor’s cash, dividends and interest payments, including interest payments the Guarantor receives in respect of the subordinated note, may be used to fund the Guarantor’s obligations. These intercompany arrangements include provisions to terminate the line of credit, forgive the subordinated note and require the Guarantor to contribute its remaining financial assets to the wholly-owned holding company subsidiary if the Guarantor’s projected liquidity resources deteriorate so severely that resolution becomes imminent, which could materially and adversely affect the Guarantor’s liquidity and ability to meet its payment obligations, including under its guarantee of our payment obligations on the notes. In addition, the Guarantor’s preferred resolution strategy could result in holders of the notes being in a worse position and suffering greater losses than would have been the case under bankruptcy or other resolution scenarios or plans.

Under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Financial Reform Act”), when a global systemically important banking organization (“G-SIB”), such as the Guarantor, is in default or danger of default, the Federal Deposit Insurance Corporation (“FDIC”) may be appointed receiver in order to conduct an orderly liquidation of such institution. In the event of such appointment, the FDIC could, among other things, invoke the orderly liquidation authority, instead of the U.S. Bankruptcy Code, if the Secretary of the U.S. Department of Treasury makes certain financial distress and systemic risk determinations. In 2013, the FDIC issued a notice describing its preferred “single point of entry” strategy for resolving a G-SIB. Under this approach, the FDIC could replace the Guarantor with a bridge holding company, which could continue operations and result in an orderly resolution of the underlying bank, but whose equity would be held solely for the benefit of the Guarantor’s creditors. The FDIC’s single point of entry strategy may result in holders of the notes suffering greater losses than would have been the case under a bankruptcy proceeding or a different resolution strategy with respect to payments received under the Guarantors’ guarantee of the notes.

The Guarantor’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of the Guarantor’s subsidiaries. Because the Guarantor is a holding company, its right to participate in any distribution of assets of any subsidiary upon such subsidiary’s liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent the Guarantor may itself be recognized as a creditor of that subsidiary. As a result, any obligations of the Guarantor under its guarantee of the notes will be structurally subordinated to all existing and future liabilities of the

Guarantor’s subsidiaries, and claimants should look only to the assets of the Guarantor for payments under the Guarantor’s guarantee of the notes. Further, creditors of the Guarantor’s subsidiaries recapitalized pursuant to the Guarantor’s resolution plan generally would be entitled to payment of their claims from the assets of the subsidiaries, including the Guarantor’s contributed assets. In addition, any obligations of the Guarantor under its guarantee of the notes will be unsecured and, therefore, in a bankruptcy or similar proceeding, will effectively rank junior to the Guarantor’s secured obligations to the extent of the value of the assets securing such obligations.

Each of BofA Finance LLC and the Guarantor is permitted to sell, convey or transfer all or substantially all of its assets to one or more of the Guarantor’s majority-owned subsidiaries and, in either such event, such subsidiary or subsidiaries will not be required under the indenture relating to the notes to assume our obligations under the notes or the Guarantor’s obligations under its guarantee of the notes, as the case may be. We and the Guarantor each may sell, convey or transfer all or substantially all of its assets to one or more entities that are direct or indirect majority-owned subsidiaries of the Guarantor in which the Guarantor and/or one or more of its subsidiaries owns more than 50% of the combined voting power, and under the indenture under which the notes will be issued, including the provisions thereof relating to the Guarantor’s guarantee of the notes, such subsidiary or subsidiaries will not be required to assume our obligations under the notes or the Guarantor’s obligations under its guarantee thereof, as the case may be. In either such event, (i) we will remain the sole obligor on the notes and the Guarantor will remain the sole obligor on the guarantee of the notes, as the case may be, (ii) creditors of any such subsidiary or subsidiaries would have additional assets from which to recover on their claims and (iii) obligations of the Guarantor under its guarantee of our notes would be structurally subordinated to creditors of such subsidiary or subsidiaries with respect to such transferred assets. See “Description of Debt Securities of BofA Finance LLC—Limitation on Mergers and Sales of Assets” beginning on page 52 of the accompanying prospectus for more information.

The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance LLC or the Guarantor; events of bankruptcy or insolvency or resolution proceedings relating to the Guarantor and covenant breach by the Guarantor will not constitute an event of default with respect to the notes. The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance LLC or the Guarantor. In addition, events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor will not constitute an event of default with respect to the notes. Furthermore, it will not constitute an event of default with respect to the notes if the guarantee by the Guarantor ceases to be in full force and effect for any reason. Therefore, events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor (in the absence of any such event occurring with respect to us) will not permit the notes to be declared due and payable. In addition, a breach of a covenant by the Guarantor (including, for example, a breach of the Guarantor’s covenants with respect to mergers or the sale of all or substantially all its assets) will not permit the notes to be declared due and payable. The value you receive on the notes may be significantly less than what you otherwise would have received had the notes been declared due and payable immediately upon certain events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor or the breach of a covenant by the Guarantor or upon the Guarantor’s guarantee ceasing to be in full force and effect.

Valuation- and Market-related Risks

The public offering price you pay for the notes will exceed the initial estimated value. The range of initial estimated values of the notes that is provided on the cover page of this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, BofA Securities, Inc. (“BofAS”) or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Base Rate, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in levels of the Base Rate. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that the selling agent will act as a market-maker for the notes, but none of us, the Guarantor or the selling agent is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. The selling agent may discontinue its market-making activities as to the notes at any time. To the extent that the selling agent engages in any market-making activities, it may bid for or offer the notes. Any price at which the selling agent may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BofAS were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;
•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);
•	general economic conditions of the capital markets in the United States;
•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
•	our and the Guarantor’s financial condition and creditworthiness; and

•	any market-making activities with respect to the notes.

Conflict-related Risks

Our trading and hedging activities, and those of the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including the selling agent, may engage in trading activities related to the Base Rate that are not for your account or on your behalf. These entities also may issue or underwrite other financial instruments with returns linked to the Base Rate. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including the selling agent, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the levels of the Base Rate or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We, the Guarantor and one or more of our other affiliates, including BofAS, expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor, or our other affiliates, including BofAS, also may enter into hedging transactions relating to other notes or instruments that we or they issue, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one or more of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Base Rate. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss. Each of these parties will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor, and our other affiliates, including the selling agent, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates, Merrill Lynch Capital Services, Inc., will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc.’s status as our affiliate and its responsibilities as calculation agent. For example, if a Benchmark Transition Event and related Benchmark Replacement Date are determined to have occurred with respect to the Base Rate, we or the calculation agent (after consulting with us) will determine the Benchmark Replacement and the Benchmark Replacement Adjustment and will make Benchmark Replacement Conforming Changes with respect to, among other things, the determination of interest periods, the timing and frequency of determining rates and making payments of interest and other administrative matters, in connection with the applicable Benchmark Replacement as set forth under “Description of the Notes— Floating-Rate Notes— Effect of a Benchmark Transition Event and Related Benchmark Replacement Date with Respect to SOFR” of the accompanying prospectus supplement. Certain determinations, decisions and elections with respect to the Benchmark Replacement will, or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes may, require the exercise of discretion and the making of subjective judgments by us or the calculation agent (after consulting with us). Any determination, decision or election made by us or the calculation agent pursuant to the applicable provisions set forth under “Description of the Notes— Floating-Rate Notes— Effect of a Benchmark Transition Event and Related Benchmark Replacement Date with Respect to SOFR” of the accompanying prospectus supplement will, if made by us, be made in our sole discretion and, if made by the calculation agent, be made after consultation with us and, in each case, will become effective without consent from the holders of the notes or any other party. In making these potentially subjective determinations, the Issuer or its designee may have economic interests that are adverse to your interests as holder of the notes, and none of us, the Guarantor or any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action or making any determination, which may adversely affect the return on, value of and market for the notes.

The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will control the calculation agent, potential conflicts of interest could arise. None of us or any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of the notes.

Tax-related Risks

You will be required to include income on the notes over their term in excess of the interest payments based on the comparable yield for the notes. The notes will be considered to be issued with original issue discount. You will be required to include income on the notes over their term in excess of the quarterly interest payments based on the comparable yield. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical levels of the Base Rate during an Observation Period could have on the annualized interest rate payable on the notes for a quarterly interest period during the Floating Rate Period.

The examples below are based on the Multiplier of 1.5 and a range of levels of the Base Rate that are entirely hypothetical; no one can predict what the Base Rate will be on any day during the term of the notes or what the Base Rate will be with respect to any Observation Period or, by extension, the amount payable on and market value for the notes.

Below are hypothetical examples of the calculation of the annualized interest rate payable on a quarterly interest payment date occurring during the Floating Rate Period for the notes. The actual annualized interest rate to be applied in calculating the interest payable on the notes for any quarterly interest period during the Floating Rate Period will depend on the actual Base Rate during the applicable Observation Periods.

Example 1: The Base Rate with respect to an Observation Period is 6.50%:

(7.25% – 6.25%) x 1.5 = 1.50%

Interest rate payable for that quarterly interest period = 1.50% per annum

Example 2: The Base Rate with respect to an Observation Period is 10.50%:

(7.25% – 10.25%) x 1.5 = -4.50%

Interest rate payable for that quarterly interest period = 0.00% per annum (the interest rate cannot be less than 0.00% per annum)

No one can predict what the Base Rate will be on any day throughout the life of the notes or what the Base Rate will be with respect to any Observation Period.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

The notes will be subject to Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S. Federal Income Tax Considerations—General—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report Original Issue Discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a hypothetical projected payment schedule and a hypothetical comparable yield equal to 5.30% per annum (compounded quarterly). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this preliminary pricing supplement. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on March 21, 2024 and were scheduled to mature on March 21, 2039. This tax accrual table is based upon a hypothetical projected payment schedule per $1,000.00 principal amount of the notes, which would consist of estimates of the quarterly interest payments and a single principal payment of $1,000.00 at maturity. The following tables are for illustrative purposes only, and we make no representations or predictions as to what the actual amounts of interest payments will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final pricing supplement.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
March 21, 2024 through December 31, 2024	$40.7784	$40.7784
January 1, 2025 through December 31, 2025	$51.3114	$92.0898
January 1, 2026 through December 31, 2026	$50.1235	$142.2133
January 1, 2027 through December 31, 2027	$50.1925	$192.4058
January 1, 2028 through December 31, 2028	$50.3678	$242.7736
January 1, 2029 through December 31, 2029	$50.5526	$293.3262
January 1, 2030 through December 31, 2030	$50.7472	$344.0734
January 1, 2031 through December 31, 2031	$50.9525	$395.0259
January 1, 2032 through December 31, 2032	$51.1689	$446.1948
January 1, 2033 through December 31, 2033	$51.3969	$497.5917
January 1, 2034 through December 31, 2034	$51.6373	$549.2290
January 1, 2035 through December 31, 2035	$51.8906	$601.1196
January 1, 2036 through December 31, 2036	$52.1577	$653.2773
January 1, 2037 through December 31, 2037	$52.4392	$705.7165
January 1, 2038 through December 31, 2038	$52.7359	$758.4524
January 1, 2039 through March 21, 2039	$11.9072	$770.3596

In addition, we have determined the hypothetical projected payment schedule for the notes as follows:

Taxable Year	Payment on March 21	Payment on June 21	Payment on September 21	Payment on December 21
2024	N/A	$20.0000	$20.0000	$20.0000
2025	$20.0000	$20.0000	$20.0000	$20.0000
2026	$20.0000	$11.7377	$11.7377	$11.7377
2027	$11.7377	$11.7377	$11.7377	$11.7377
2028	$11.7377	$12.5503	$11.7377	$11.7377
2029	$11.7377	$11.7377	$11.7377	$11.7377
2030	$11.7377	$11.7377	$11.7377	$11.7377
2031	$11.7377	$11.7377	$11.7377	$11.7377
2032	$11.7377	$11.7377	$11.7377	$11.7377

Taxable Year	Payment on March 21	Payment on June 21	Payment on September 21	Payment on December 21
2033	$11.7377	$11.7377	$11.7377	$11.7377
2034	$11.7377	$11.7377	$11.7377	$11.7377
2035	$11.7377	$11.7377	$11.7377	$11.7377
2036	$11.7377	$11.7377	$11.7377	$11.7377
2037	$11.7377	$11.7377	$11.7377	$11.7377
2038	$11.7377	$11.7377	$11.7377	$11.7377
2039	$1,011.7377	N/A	N/A	N/A

Sale, Exchange, Redemption or Retirement. Upon a sale, exchange, redemption or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement and that holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments) and reduced by the amount of any non-contingent payment and the projected amount of any contingent payment previously made to the holder and, if applicable, increased or decreased by the amount of any positive or negative adjustment that the holder is required to make with respect to the notes under the rules set forth in the accompanying prospectus addressing purchases of notes for an amount that differs from the notes’ adjusted issue price at the time of purchase. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

SUPPLEMENTAL PLAN OF DISTRIBUTION—conflicts of interest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as a selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. The selling agent is a party to the distribution agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-54 of the accompanying prospectus supplement.

The selling agent will receive the compensation, if any, set forth on the cover page of this pricing supplement as to the notes sold through its efforts. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts may be as low as $960.00 (96.00%) per $1,000 in principal amount of the notes. We or one of our affiliates may pay varying selling concessions of up to 4.00% in connection with the distribution of the notes to other registered broker-dealers. If all of the offered notes are not sold on the pricing date at the public offering price, then the selling agent and/or dealers may offer the notes for sale in one or more transactions at an offering price that may be at a premium to the public offering price. These sales may occur at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the Base Rate and the remaining term of the notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that BofAS may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or the United Kingdom which has implemented the Prospectus Regulation (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA AND UNITED KINGDOM RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or the United Kingdom. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the

Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as issuer, or BAC, as guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Base Rate. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes at the time the terms of the notes are set and on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Base Rate, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

For further information, see “Risk Factors” beginning on page PS-6 of this pricing supplement.